Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated October 30, 2017 relating to the

Preliminary Prospectus Supplement dated October 30, 2017

to Prospectus dated October 27, 2015

Registration Statement No. 333-207628

Pricing Term Sheet

$750,000,000 3.150% Senior Notes due 2027

Issuer:	Waste Management, Inc.

Guarantor:	Waste Management Holdings, Inc.

Ratings*:	Moody’s: Baa2 (positive) S&P: A- (stable) Fitch: BBB+ (stable)

Trade Date:	October 30, 2017

Settlement Date:	T+7; November 8, 2017

Principal Amount:	$750,000,000

Maturity Date:	November 15, 2027

Coupon:	3.150%

Benchmark Treasury:	2.250% due August 15, 2027

Benchmark Treasury Price and Yield:	98-30 / 2.372%

Spread to Benchmark Treasury:	+78 basis points

Yield to Maturity:	3.152%

Price to Public:	99.982% of face amount

Net Proceeds (before expenses):	$744,990,000.00

Interest Payment Dates:	Semi-annually on May 15 and November 15, commencing on May 15, 2018.

Redemption Provisions:

The Notes are redeemable at any time prior to August 15, 2027 (three months prior to the maturity date), in whole or from time to time in part, at the option of the Company, at a make whole redemption price using the applicable Treasury rate plus 15 basis points (as defined and described in further detail in the Prospectus Supplement). The Notes are redeemable on or after August 15, 2027 (three months prior to the maturity date), in whole or from time to time in part, at the option of the Company, at par.

CUSIP/ISIN:	94106L BE8 / US94106LBE83

Joint Book-Running Managers:	Barclays Capital Inc. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers:	MUFG Securities Americas Inc. Scotia Capital (USA) Inc. SMBC Nikko Securities America, Inc. Academy Securities, Inc. MFR Securities, Inc. Siebert Cisneros Shank & Co., L.L.C.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) and prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: (1) Barclays Capital Inc. toll-free at 1-888-603-5847; (2) J.P. Morgan Securities LLC collect at 1-212-834-4533; or (3) Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via email or another communication system.